

December 19, 2012

Via E-mail
Mr. Gerald D. Schiefelbein
Chief Financial Officer
Ivanhoe Energy Inc.
Suite 654 – 999 Canada Place
Vancouver, BC, Canada V6C 3E1

> **Re: Ivanhoe Energy Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed March 15, 2012**
> **File No. 0-30586**

Dear Mr. Schiefelbein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2011

Management's Discussion and Analysis

Selected Financial Data, page 22

1.   In our letter dated March 5, 2010, you were granted an accommodation to limit the periods covered by your financial statements to two years understanding that in addition to presenting selected financial data prepared in accordance with IFRS as issued by the IASB for the two most recent years, you would include selected financial data for the three preceding years in accordance with U.S. GAAP. Please include a separate table with the U.S. GAAP information; this should appear separately rather than alongside your IFRS selected financial data.

Results of Operations, page 23

General and Administrative, page 25

2.   We note that you report $48.4 million and $42.8 million in general and administrative expenses for 2011 and 2010, respectively, on your Statements of Loss on page 37. Please expand your analysis to discuss the composition of these expenses.

       Additionally, it would be helpful to explain why staff costs rose $4.5 million in 2011 when the number of employees increased by 1 from 2010.

Liquidity and Capital Resources, page 26

3.   Expand your disclosure to address the anticipated expenditures and sources of funds associated with your Implementation Strategy as enumerated on pages 5 and 6.

Financial Statements

Note 19 – Segment Information, page 61

4.   We note you disclose that all revenues in Asia are generated from the sale of oil production in China to one customer. Based on the figures in your table, this appears to be a significant concentration and that you would therefore need to expand your disclosure in the Business and Properties section beginning on page 4 to identify the customer, and to describe the nature of your relationship to comply with Item 101(c)(1)(vii) of Regulation S-K.

Engineering Comments

Business and Properties, page 4

Reserves, Production and Related Information, page 8

5.   The disclosure on page 7 indicates that the Tamarack Project in Canada is related to a steam-assisted gravity drainage thermal recovery oil sands project using the Company's HTL upgrading process and that GLJ has assigned bitumen reserves to Tamarack. It does not appear that you make reference to or distinguish between bitumen and oil as product types in disclosing your net reserve quantities here or elsewhere in your filing. The tabular presentations of your reserves on pages 8 and 71 should reflect products in the form in which they are sold. Thus, if you sell bitumen it should be broken out separately from oil, even if it will be upgraded to synthetic oil or gas by the purchaser. If you upgrade the bitumen to synthetic oil or gas prior to sale, then present those quantities separately as synthetic oil or synthetic gas. You may refer to Item 1202(a)(4) of Regulation S-K and FASB ASC 932-235-50-4 if you require further guidance.

6.   We note the tabular presentation of your reserves on page 8 includes the sum of proved and probable reserves. Please note the SEC Compliance and Disclosure Interpretations (C&DIs) issued October 26, 2009, clarifies our position that "...because the categories of proved, probable and possible reserves have different levels of certainty, it is not appropriate to sum up the individual deterministic estimates for these reserves into one total reserve estimate." This is available on our website at the following address:

       http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

       You may refer to Question 105.01, under Section 105, Rule 4-10(a)(5) Definitions-Deterministic Estimate for the full text, and to Rule 4-10(a)(5) of Regulation S-X for the definition of a deterministic estimate. Please modify your presentation and all related disclosures as necessary to adhere to this guidance.

7.   We note your disclosure in footnote (1) to the table presenting your estimates of proved, probable and possible reserves as of December 31, 2011, stating that "reserves are the Company's total gross reserves before royalty deductions." The tabular presentation of your net reserves on page 8 should not include reserves relating to interests of other entities. Please revise your disclosures as necessary to comply with Item 1201(c) of Regulation S-K, Rule 4-10(a)(26) of Regulation S-X and FASB ASC 932-235-50-4.

8.   We note you state on page 7 that "project advancement, as currently envisaged, is subject to regulatory approval, financing and board sanction." Please refer to the definition of reserves in Rule 4-10(a)(26) of Regulation S-X, and explain why you have attributed reserves and specifically probable and possible reserves without proved reserves to the Tamarack Project in Canada. We also note on page 16 that you state "to date, commercial-scale HTL™ plants have only been constructed in the bio-mass industry." Please tell us how you have considered the Rule 4-10(a) definition of reliable technology in assigning reserves resulting from the HTL upgrading process to the Tamarack project. Please also tell us the extent to which your estimated reserve quantities are economically producible absent the application of the HTL upgrading process.

Proved Reserves, page 8

9.   We note you disclose proved reserves as of December 31, 2011 of 1,729 mbbls. Please explain why the net quantity shown here does not correspond to the proved reserve quantities disclosed in the table on page 71 or the table in Exhibit 99.1.

10.   We note you have disclosed the net quantities of proved undeveloped reserves converted into proved developed reserves. Please expand your disclosure to also describe the investments you have made, including the capital expenditures during each year, to convert your proved undeveloped reserves to proved developed reserves to comply with Item 1203(c) of Regulation S-K.

11.   For purposes of determining the five year period for development to occur in estimating proved undeveloped reserves, Item 1203(d) of Regulation S-K requires that you use the date of the initial disclosure as the starting reference date. Please tell us the extent to which any of the proved undeveloped reserves disclosed as of December 31, 2011 will not be developed within five years since your initial disclosure of these reserves. Please also submit the revisions that you propose to clarify this in your disclosure.

Drilling Activity, page 11

12.   Ordinarily you must disclose the information relating to drilling and other exploratory and development activities prescribed by Item 1205 of Regulation S-K for the three most recent fiscal years. However, given the accommodation you received as a first time adopted of IFRS as issued by the IASB, you may satisfy this requirement by providing details for the two most recent fiscal years. Please revise your document accordingly.

Supplementary Disclosures About Oil and Gas Production Activities, page 71

Oil and Gas Reserves, page 71

13.   Please revise your table of reserves as necessary to comply with the guidance in the first comment under the Business and Properties section above.

14.   Please disclose your net proved developed and undeveloped reserves as separate quantities to comply with FASB ASC 932-235-50-4.

Exhibit 99.1

15.   Please consult with your engineers to obtain and file a reserve report that includes the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimates, consistent with guidance in Item 1202(a)(7) of Regulation S-K.

16.   We note the report provides a tabular presentation of net reserves which includes the sum of proved and probable reserves ("P +Pb") and the sum of proved, probable and possible ("3P") reserves. Please note the SEC Compliance and Disclosure Interpretations (C&DIs) issued October 26, 2009, clarifies our position that "...because the categories of proved, probable and possible reserves have different levels of certainty, it is not appropriate to sum up the individual deterministic estimates for these reserves into one total reserve estimate." Please also refer to Question 105.01, under Section 105, Rule 4-10(a)(5)Definitions-Deterministic Estimate for the full text and to Rule 4-10(a)(5) of Regulation S-X for the definition of a deterministic estimate. Please consult with your engineers to obtain and file a report that adheres to this guidance.

17.   Please consult with your engineers to obtain and file a report that includes the net quantities of developed and undeveloped reserves reflected in the table of net reserves,

consistent with the guidance in Item 1202(a)(2) of Regulation S-K and FASB ASC 932-235-50-4.

18. We note the reserve report states the proportion of the total company reserves evaluated as "100% of the Company's proved plus probable oil and natural gas reserves." The manner by which these representations are made should correlate with disclosures in your filing. Please ask your engineers to state the percentage of each individual reserve category to comply with Items 1202(a)(8)(iii) and 1202(a)(8)(iv) of Regulation S-K.

19. The report discloses net reserves as oil equivalent amounts. Please ask your engineers to disclose the basis for such equivalency, consistent with the guidance in Instruction 3 to paragraph (a)(2) of Item 1202(a) of Regulation S-K.

20. We note the reference in paragraph v to the use of constant product reference prices in estimating your reserves; however, the report does not contain a summary of the prices actually used in the estimation of the reserves.

    As part of the disclosure of the primary economic assumptions under Item 1202(a)(8)(v) of Regulation S-K, please ask the engineers to provide a summary of the reference or benchmark prices by product and sales pricing points as determined in accordance with the requirements contained in Regulation S-X.

    In addition, and as part of the disclosure of primary economic assumptions, we would expect to see the average realized prices by product for reserves in the report.

21. The report states in paragraph iv, "...the Company currently has regulatory approval to produce the reserves identified in our report." Please reconcile this statement for us with the disclosure made by the Company on page 7 of Form 10-K that regulatory approval for the Tamarack Project in Canada had not been received as the fourth quarter of 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3687 or Karl Hiller (Branch Chief) at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin (Petroleum Engineer) at (202) 551-3699 with questions about engineering comments. Please contact Sirimal Mukerjee at (202) 551-3340 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ Karl Hiller *for*

H. Roger Schwall
Assistant Director